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August 5, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Pierce

Re:	Model Performance Mini Corp.
Amendment No. 6 to Draft Registration Statement on Form F-4
Submitted July 13, 2022
CIK: 0001874074

Dear Ms. Pierce:

On behalf of our client, Model Performance Mini Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 6 to Draft Registration Statement on Form F-4 submitted on July 13, 2022 (the “Draft Registration Statement”) contained in the Staff’s letter dated July 26, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 7 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 6 to Draft Registration Statement on Form F-4

Risks Related to MPAC's Business and the Business Combination, page 34

1.	Clarify here, on page 94 and elsewhere, as applicable, if the amount per share that MPAC’s public shareholders will receive in the event of a liquidation includes the two deposits paid into the trust during 2022.

Response: The Company has revised the disclosure throughout the Amendment, including on pages 34 and 94 in response to the Staff’s comment.

VIE Consolidation Schedule, page 38

2.	Please revise this section to indicate these are consolidating financial statements rather than consolidated financial statements.

Response: The Company has revised the disclosure on page 38 in response to the Staff's comments.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 206

3.	We note the disclosure under Recent Development on page 29. Give pro forma balance sheet effect to the two $575,000 deposits into the trust on March 29, 2022 and June 29, 2022. The adjustments should be followed by a subtotal column to present the MPAC balance sheet on a pro forma basis prior to giving effect to the merger with MMV. As part of the merger adjustments, include an adjustment to give effect to the repayment of the non-interest bearing loans. Also, clarify in your disclosures how the payments into the trust affect the amounts that may be paid to a redeeming shareholder and advise us.

Response: The Company has revised the disclosure on pages 205 to 211 to give pro forma balance sheet effect to the two $575,000 deposits into the trust on March 29, 2022 and June 29, 2022 and the repayment of the non-interest bearing loans. The Company also has revised its disclosures on page 206 to disclose how the payments into the trust would increase the redemption value of the 5,750,000 Class A ordinary shares from $10.10 per share to $10.30 per share.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Gioanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Serena Shie